Exhibit 99.1

SVRE Holdings Ltd. Unaudited condensed consolidated interim financial statements as of March 31, 2026 and December 31, 2025 and for the three-month periods ended March 31, 2026 and 2025

SVRE Holdings Ltd.
Unaudited condensed consolidated balance sheet
As of March 31, 2026 and December 31, 2025
All amounts in thousands of US dollars (except share and per share data)

	Note		March 31, 2026	December 31, 2025
Assets
Current assets:
Cash and cash equivalents			110,417	2,556
Accounts receivable			31	80
Other receivables			241	-
Inventories	4		21,231	18,566
Other current assets			3,760	4,336
Total current assets			135,680	25,538

Non-current assets:
Property and equipment, net	5		611,588	559,528
Other non-current assets			1,193	5,368
Total non-current assets			612,781	564,896
Total assets			748,461	590,434

Liabilities
Current liabilities:
Accounts payable and accrued expenses			15,647	17,081
Salaries and social charges			6,488	6,378
Taxes payable			414	1,029
Current portion of long-term leases			933	960
Royalty agreement			11,443	5,769
DFC loan facility			2,232	-
Other current liabilities			445	809
Total current liabilities			37,602	32,026
Non-current liabilities:
Class A preferred shares	7		-	45,377
Royalty agreement			65,534	67,258
Credit agreement	6.1		-	107,262
DFC loan facility	6.3		297,009	-
Asset retirement obligations			4,738	4,423
Long-term leases, less current portion			180	324
Provision for contingencies			1,564	1,449
Private placement warrants liability	8		14,841	8,625
Total non-current liabilities			383,866	234,718
Total liabilities			421,468	266,744
Stockholder’s equity
Ordinary shares — 96,714,286 — issued outstanding, without par values.		-	-	-
Class A ordinary shares — 96,714,285.71 — issued outstanding, without par values.			-	-
Additional paid capital			615,756	614,383
Accumulated other comprehensive loss			(18,126)	(31,111)
Accumulated deficit			(270,637)	(259,582)
Total stockholder’s equity			326,993	323,690
Total liabilities and stockholder’s equity			748,461	590,434
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

SVRE Holdings Ltd.
Unaudited condensed consolidated statements of operations
For the three-month periods ended March 31, 2026 and 2025
All amounts in thousands of US dollars, except per share amount

	Note	March 31, 2026	March 31, 2025

Revenue		588	1,499
Costs of sales		(5,009)	(13,391)

Total gross margin		(4,421)	(12,432)

General and administrative expenses		(8,026)	(5,904)
Other expenses, net		(2,365)	120
Total operating expenses		(10,391)	(5,784)

Operating loss		(14,812)	(18,216)

Financial income	9	175	1,122
Financial expenses	9	(12,218)	(713)
Foreign currency exchange, net		15,800	31,434
Income (Loss) before income taxes		(11,055)	13,622
Deferred tax income		-	-
Net income (loss)		(11,055)	13,622

Net loss per share attributable to SVRE Holdings Ltd.

Basic and diluted loss per share		(0.06)	0.07

Weighted-average shares outstanding:
Basic and diluted		193,428,571.42	193,428,571.42

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

SVRE Holdings Ltd.
Unaudited condensed consolidated statement of comprehensive loss
For the three-month periods ended March 31, 2026 and 2025
All amounts in thousands of U.S. dollars

	March 31, 2026	March 31, 2025

Net income (loss)	(11,055)	13,622
Other comprehensive loss
Foreign currency translation adjustment	12,985	6,381
Total comprehensive income	1,930	20,003

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

SVRE Holdings Ltd.
Unaudited condensed consolidated statement of changes in stockholders’ equity
For the three-month periods ended March 31, 2026 and 2025
All amounts in thousands of U.S. dollars

	Ordinary shares		Class A ordinary shares		Class B ordinary shares
	Quantity	Amount	Quantity	Amount	Quantity	Amount	Additional paid in capital	Accumulated Deficit	Accumulated other comprehensive loss	Total stockholder’s equity
Balance as of January 01, 2025	96,714,285.71	-	96,714,285.71	-	-	-	606,134	(241,051)	(37,576)	327,507
Share-based compensation	-	-	-	-	-	-	2,056	-	-	2,056
Net income	-	-	-	-	-	-	-	13,623	-	13,623
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	6,381	6,381
Balance as of March 31, 2025	96,714,285.71	-	96,714,285.71	-	-	-	608,190	(227,428)	(31,195)	349,567
Balance as of January 01, 2026	96,714,285.71	-	96,714,285.71	-	-	-	614,383	(259,582)	(31,111)	323,690
Share-based compensation	-	-	-	-	-	-	1,373	-	-	1,373
Net loss	-	-	-	-	-	-	-	(11,055)	-	(11,055)
Foreign currency translation adjustment	-	-	-	-	-	-	-	-	12,985	12,985
Balance as of March 31, 2026	96,714,285.71	-	96,714,285.71	-	-	-	615,756	(270,637)	(18,126)	326,993

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

SVRE Holdings Ltd.
Unaudited condensed consolidated statement of cash flows
For the three-month periods ended March 31, 2026 and 2025
All amounts in thousands of U.S. dollars

	March 31, 2026	March 31, 2025
Cash flows from operating activities:
Net income (loss)	(11,055)	13,623
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	416	440
Depreciation of right of use assets	233	299
Provision for contingencies	36	295
Sundry interest incurred	173	239
DFC loan facility	1,023	-
Accretion expense – ARO	74	65
Interim funding - interest and top up	3,600	-
Issuance costs credit agreement	673	-
Gain (loss) on fair value change in private placement warrants liability	6,216	(65)
Inventory impairment	4,673	12,232
Share-based compensation	1,373	2,056
Changes in operating assets and liabilities
Recoverable taxes	354	(180)
Inventories	(5,186)	(19,313)
Other current assets	196	1,191
Accounts receivable	49	(323)
Other receivables	(241)	72
Deferred financing costs	4,031	-
Accounts payable and accrued expenses	(4,899)	(9,203)
Salaries and social charges	(693)	(761)
Taxes payable	(615)	(837)
Net cash provided by operating activities	433	(170)
Cash flows from investing activities:
Acquisition of property and equipment	(12,808)	(113,130)
Payment of interest capitalized	-	(5)
Net cash used in investing activities	(12,808)	(113,135)
Cash flows from financing activities:
Proceeds of Interim funding	18,000	-
Lease payments	(280)	(351)
Proceeds of DFC loan facility, net of issuance costs	297,009	-
Royalty payments	(17)	(1)
Payment of principal suppliers financing	-	(171)
Payment of Class A preferred shares	(47,653)	-
Payment of credit agreement	(110,556)	-
Payment of interim funding	(21,600)	-
Payment of interest cost overrun commitment	(135)	(173)
Net cash provided by (used in) financing activities	134,768	(696)
Exchange rate difference on cash and cash equivalents	(14,531)	94,097
Net increase (decrease) in cash and cash equivalents	107,861	(19,905)
Cash and cash equivalents at beginning of period	2,556	79,162
Cash and cash equivalents at end of period	110,417	59,257
The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

SVRE Holdings Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2026 and December 31, 2025 and for the three-month periods ended March 31, 2026 and 2025
All amounts in thousands of U.S. dollars unless otherwise stated
1Description of the organization and business operations (development)
SVRE Holdings Ltd., collectively with its subsidiaries (the “Company”, “SVRE”, “we”, “our” or “us”) are developing Pela Ema (the “Project”), one of the largest known ionic-clay Rare Earth Element (“REE”) deposit outside of Asia.
The Project is located in Minaçu, an established mining area in central Brazil in the state of Goiás, a traditional mining district with well-developed and mature infrastructure, including roads and highway systems with easy access to oceanic ports, telecommunications, services, labor, and an abundant water supply. SVRE has access to a workforce from the nearby town of Minaçu and mine operations are close to existing transport, renewable power, water and other infrastructure. The Project also benefits from a large, long-life deposit containing an elevated proportion of high value heavy and light REEs, including neodymium (Nd), praseodymium (Pr), terbium (Tb) and dysprosium (Dy), that are key to permanent magnet production as well as applications in the automotive, energy, aerospace and defense, robotics, healthcare, and other critical industries.
SVRE has secured all permits required for the Project, which is designed to produce a Mixed Rare Earth Carbonate (“MREC”). As of December 31, 2025, the Project remains in the development stage and has not yet achieved the milestones necessary to be considered operational. We are currently implementing an expansion and optimization project that we expect will result in higher production capacity, a sustained lower operating cost profile and enhanced product quality. We expect to complete construction and commence commercial operations in 2027.

SVRE Holdings Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2026 and December 31, 2025 and for the three-month periods ended March 31, 2026 and 2025
All amounts in thousands of U.S. dollars unless otherwise stated
2Presentation of the unaudited condensed consolidated interim financial statements
The accompanying unaudited condensed consolidated interim financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). These unaudited condensed consolidated financial statements comprise the financial statements of the Group. The financial information presented within the Company's consolidated interim financial statements has been prepared pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC"). All intercompany accounts and transactions have been eliminated in consolidated interim financial statements. These interim financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value.
The December 31, 2025 condensed consolidated balance sheet was derived from audited financial statements and does not include all disclosures, including notes, required by GAAP; however, the Company believes the disclosures included are adequate to make the information presented not misleading. The March 31, 2026 unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the notes thereto in the 2025 Annual Report.
In the opinion of the Company, the accompanying unaudited condensed consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of its financial position as of March 31, 2026, and its statement of income (loss), comprehensive income (loss), and cash flows for the three-month periods ended March 31, 2026, and 2025.
(a)Basis of presentation
The accompanying unaudited condensed consolidated financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for a period of one year after the date the financial statements are issued or are available to be issued.
Management believes that the going concern assumption is appropriate for these financial statements based on its continuing ability to raise financing through equity and debt issuances, including financial support obtained from its stockholders until the Company achieves production and sales levels that allow it to fund operations without the need for financings.
(b)Functional and presentation currency
The United States Dollar (U.S. dollar) is the functional currency of the Company. The functional currencies of the Company’s international subsidiaries are the local currency of the country in which the subsidiary is located. For US GAAP purposes, the Company has elected to use the U.S. dollar as its reporting currency, as it believes such presentation is more meaningful to readers. These unaudited condensed consolidated financial statements are presented in U.S. dollar, except where otherwise indicated.
(c)Use of judgment, estimates and assumptions

SVRE Holdings Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2026 and December 31, 2025 and for the three-month periods ended March 31, 2026 and 2025
All amounts in thousands of U.S. dollars unless otherwise stated
The preparation of the unaudited condensed consolidated interim financial statements, in conformity with US GAAP requires management to make estimates, assumptions and judgments that affect reported amounts of assets, liabilities, revenues, and expenses. Actual results may differ from such estimates. Estimates where there is potential risk of material adjustments to assets and liabilities in future accounting periods include the useful lives of property and equipment, the recoverability of the carrying value of property and equipment, fair value measurements for financial instruments, discount rates for leases, the recoverability and fair value of financial instruments and measurement of deferred tax assets and contingent liabilities.
On an ongoing basis, the Company bases its estimates on historical experience and on various other assumptions that management believes are reasonable under the circumstances. The Company reassesses these estimates on a regular basis; however, actual results could differ from these estimates.
(d)Principles of consolidation
The financial statements of subsidiaries are included in the unaudited condensed consolidated financial statements as of the date that control commences until the date that control ceases. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity to obtain benefits from its activities. The accounting policies of subsidiaries are aligned with the policies adopted by the Company. Intergroup balances and transactions and any revenues and expenses arising from intergroup transactions have been eliminated in preparing the unaudited condensed consolidated financial statements.

SVRE Holdings Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2026 and December 31, 2025 and for the three-month periods ended March 31, 2026 and 2025
All amounts in thousands of U.S. dollars unless otherwise stated
3Summary of significant accounting policies
For a detailed description of the Company’s Significant Accounting Policies, please refer to the Company’s consolidated financial statements as of December 31, 2025, and 2024.
3.1 Issued accounting standards not yet adopted
In November 2024, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2024-03, Income Statement: Reporting Comprehensive Income (Topic 220): Disaggregation of Income Statement Expenses. This ASU requires additional disclosures that disaggregate income statement expense line items, including (i) the amounts of purchased inventory, employee compensation, depreciation, amortization, and other related costs and expenses; (ii) a qualitative description of costs and expenses not disaggregated quantitatively; and (iii) the definition and total amount of selling expenses. This ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The ASU should be applied prospectively; however, retrospective application is permitted for all prior periods presented. The Company is currently evaluating the impact of adopting this ASU on its financial statements.
In January 2025, the FASB issued ASU 2025-01, Income Statement: Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. This ASU amends the effective date of ASU 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact of adopting this ASU on its financial statements.
In May 2025, the FASB issued ASU 2025-04, Compensation - Stock Compensation (Topic 718) and Revenue from Contracts with Customers (Topic 606): Clarifications to Share-Based Consideration Payable to a Customer. This ASU clarifies the accounting for share-based consideration payable to a customer, including the determination of the grant date, the application of the performance condition guidance to vesting conditions tied to a customer's purchases or potential purchases, and the accounting for forfeitures of share-based consideration when the related performance conditions are not met. This ASU is effective for fiscal years beginning after December 15, 2026, and interim periods within those fiscal years, with early adoption permitted. The ASU should be applied using a modified retrospective or full retrospective approach. The Company is currently evaluating the impact of adopting this ASU on its financial statements.

SVRE Holdings Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2026 and December 31, 2025 and for the three-month periods ended March 31, 2026 and 2025
All amounts in thousands of U.S. dollars unless otherwise stated
In December 2025, the FASB issued ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. This ASU applies to business entities that receive government grants and addresses the accounting for cash and non-monetary grants, including forgivable loans, while excluding tax abatements, income tax credits, and exchange transactions. The ASU requires recognition of government grants when there is reasonable assurance that the entity will comply with the conditions attached to the grants and the grants will be received. The amendments permit income-related grants to be presented as either other income or a reduction of related expenses, and asset-related grants to be recorded as deferred income or as a reduction of the asset's cost basis. This ASU is effective for fiscal years beginning after December 15, 2028, and interim periods within those fiscal years, with early adoption permitted. The ASU may be applied using a modified prospective, modified retrospective, or full retrospective approach. The Company is currently evaluating the impact of adopting this ASU on its financial statements.
In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, which improves and clarifies interim reporting requirements under U.S. GAAP. The ASU compiles required interim disclosures, including disclosure of material changes since the last annual reporting period, to improve consistency and navigability. This ASU is effective for fiscal years beginning after December 15, 2027, and interim periods within those fiscal years, with early adoption permitted. The ASU should be applied prospectively, although retrospective application is permitted for all prior periods presented. The Company is currently evaluating the impact of adopting this ASU on its financial statements.

SVRE Holdings Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2026 and December 31, 2025 and for the three-month periods ended March 31, 2026 and 2025
All amounts in thousands of U.S. dollars unless otherwise stated
4Inventories

	March 31, 2026	December 31, 2025
Materials and supplies	7,934	7,444
Stockpiles	12,377	10,080
In-process inventory	-	116
Concentrate inventory	920	926
Total	21,231	18,566
During the three-month period ended March 31, 2025, the Company recognized an inventory impairment charge of US$12,232 related to its Concentrate inventory and In-process inventory. Based on metals market prices, the net realizable value of these inventories was determined to be below their carrying cost. Accordingly, the carrying value of the Concentrate and In-process inventory was reduced to net realizable value, and the reduction was recognized in the consolidated statement of operations under cost of sales.
During the three-month period ended March 31, 2026, the Company recognized an inventory valuation loss of US$ 4,673 (US$ 33,774 – December 31, 2025) related primarily to Concentrate inventory.

SVRE Holdings Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2026 and December 31, 2025 and for the three-month periods ended March 31, 2026 and 2025
All amounts in thousands of U.S. dollars unless otherwise stated
5Property and equipment, net
As of March 31, 2026 and December 31, 2025 the Company’s property and equipment consisted of the following:

	Useful Life (in years)	March 31, 2026	December 31, 2025
Machinery and equipment	14	13,351	12,633
Furniture and office equipment	11	1,361	1,278
Computers	5	1,774	1,678
Vehicles	5	156	168
Software	10	1,801	1,721
Construction in progress		582,862	531,929
Mineral properties and mine development		14,807	14,020
Others	9	3,773	3,513
Property and equipment		619,885	566,940
Accumulated depreciation and amortization		(8,297)	(7,412)
Property and equipment, net		611,588	559,528

SVRE Holdings Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2026 and December 31, 2025 and for the three-month periods ended March 31, 2026 and 2025
All amounts in thousands of U.S. dollars unless otherwise stated

6Loans and financing
6.1Credit Agreement
    In October 2021, SVRE entered into a senior secured, non-revolving credit facility (the “Credit Agreement”) with OMF FUND III (F) Ltd.. Following the most recent amendment to the Credit Agreement on October 18, 2024, the facility provides a total committed amount of US$ 80,000, with contractual maturity scheduled for December 31, 2029. The facility allows borrowings in multiple tranches of up to US$ 20,000 each. Borrowings under the facility bear interest at an annual rate of 10%, plus the greater of (i) three-month SOFR and (ii) 2% per annum. Additionally, the agreement also provides that up to US$ 35,000 (“Cost Overrun Commitment”) shall be advanced by way of one or more Cost Overrun Advances, with interest at an annual rate of 11% plus the greater of (i) three-month SOFR and (ii) 2% per annum. Under the facility agreement,
The first borrowing of US$ 40,000 was funded in September 2023, net of US$ 654 in debt issuance costs, a second borrowing of US$ 40,000 was funded in February 2024, net of US$ 18 in additional issuance costs. The Company may capitalize interest payments into the loan principal, at its option, through December 31, 2026.
On March 5, 2026, the Company repaid in full the entire outstanding principal balance under theCredit Agreement, including all capitalized interest accrued through the repayment date, resulting in the extinguishment of all obligations of the Company under the Credit Agreement as of such date.
As of March 31, 2026 and December 31, 2025, the Company had fully drawn the initial commitment under the Credit Agreement.

	March 31, 2026	December 31, 2025
Opening balance	107,262	93,007
(+ ) Amortization of debt issuance costs	673	-
(+) Accrued interest	2,621	14,255
(- ) Payment of loan	(110,556)	-
Closing balance	-	107,262
Current	-	-
Non-Current	-	107,262
The Company is required to pay a commitment fee to OMF FUND III (F) Ltd. equal to 2% per annum of the undrawn portion of the Cost Overrun Commitment, payable quarterly in arrears.

SVRE Holdings Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2026 and December 31, 2025 and for the three-month periods ended March 31, 2026 and 2025
All amounts in thousands of U.S. dollars unless otherwise stated

	March 31, 2026	December 31, 2025
Opening balance	-	-
(+) Accrued interest	135	700
(- ) Payments	(135)	(700)
Closing balance	-	-
6.2Interim funding
On January 12, 2026, the Company entered into arrangements for interim funding under the Cost Overrun Commitment (the “Interim Funding Facility”) with certain shareholders (MVB Investment Holdings LLC, VB (Rare Earths) Limited, and EMG Fund V SVRE Holdings, LLC, collectively, the “Participants”) and OMF FUND III (F) Ltd.. The arrangements contemplated up to US$24,000 of interim funding from the Participants and up to US$8,000 from OMF FUND III (F) Ltd., subject to specific conditions. The Company received US$18,000 of proceeds from the Participants.
Amounts advanced under the Interim Funding Facility bear interest at a variable rate per annum equal to the 12-month Term SOFR rate plus 11.00%, with interest capitalized and added to the outstanding principal balance through the maturity date of December 31, 2029.
In addition to the stated interest, upon repayment of any Cost Overrun Advance, the Company is obligated to pay a top-up amount (the "Top-up Amount") equal to the excess, if any, of (a) 1.2 times the original principal amount of such Cost Overrun Advance over (b) the aggregate amount of such Cost Overrun Advance, including any capitalized interest thereon, repaid on or prior to such date, plus any interest paid in cash through such date. The Top-up Amount is fully earned when due, is non-refundable under any circumstances, and is not subject to reduction by way of setoff or counterclaim. The Top-up Amount is payable in addition to any interest or other amounts payable pursuant to the Interim Funding Facility or the related Funded Participation Agreements.
On March 5, 2026, the Company repaid in full the entire outstanding principal balance under the Interim Funding Facility, including all capitalized interest and the applicable Top-up Amount accrued through the repayment date, resulting in the extinguishment of all obligations of the Company under the Interim Funding Facility as of such date.

SVRE Holdings Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2026 and December 31, 2025 and for the three-month periods ended March 31, 2026 and 2025
All amounts in thousands of U.S. dollars unless otherwise stated

	March 31, 2026	December 31, 2025
Opening balance	-	-
(+) Addition	18,000	-
(+) Interest and Top-up amount	3,600	-
(-) Payments	(21,600)
Closing balance	-	-
Current	-	-
Non-Current	-	-
6.3DFC loan facility
On January 21, 2026, the Company entered into a finance agreement with the United States International Development Finance Corporation (“DFC”) providing for a senior secured term loan facility in an aggregate principal amount not to exceed US$565,000 comprised of (i) an initial tranche of up to US$465,000 and (ii) an incremental tranche of up to US$100,000 (together, the “DFC loan facility”). The DFC loan facility will be available in up to six disbursements, subject to satisfaction of certain conditions.
Annual interest accrues at a floating rate based on Term SOFR plus a 4.0% spread, and the DFC loan facility includes, among other items, a commitment fee on undisbursed amounts, a facility fee, and an annual maintenance fee. The term of the DFC loan facility is not to exceed twelve years from the first closing date, with principal repayable in quarterly sculpted installments through maturity.
The obligations under the DFC loan facility are expected to be guaranteed pursuant to certain guaranty agreements and secured by first-priority liens on specified collateral (including pledged shares) under related security documents. The agreement also includes customary affirmative and negative covenants, reporting requirements, and events of default. In connection with the incremental tranche, the agreement contemplates issuance to DFC of a warrant to purchase ordinary shares representing up to 10% (and an additional 2% upon the incremental loan, on a fully diluted basis, subject to the terms of the warrant) at a nominal exercise price.
The first borrowing of US$ 325,000 was funded on March 5, 2026.

SVRE Holdings Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2026 and December 31, 2025 and for the three-month periods ended March 31, 2026 and 2025
All amounts in thousands of U.S. dollars unless otherwise stated

	March 31, 2026	December 31, 2025
Opening balance	-	-
(+) Addition	325,000	-
(- ) Debt issuance costs	(27,991)	-
(+) Accrued interest	2,232	-
Closing balance	299,241	-
Current	2,232	-
Non-Current	297,009	-

As of March 31, 2026, the Company incurred certain third-party costs directly attributable to obtaining the DFC loan facility for the amount of US$ 27,991.

SVRE Holdings Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2026 and December 31, 2025 and for the three-month periods ended March 31, 2026 and 2025
All amounts in thousands of U.S. dollars unless otherwise stated
7Class A preferred shares
On October 21, 2021, the Company issued 1,000 Class A preferred shares to OMF for aggregate proceeds of US$ 30,000. The instrument provides for cumulative cash remuneration at an annual fixed rate of 10%, which is recognized as interest expenses in the consolidated statements of operations.
The Class A Preferred Shares are mandatorily redeemable on a fixed date, December 31, 2029, as amended on October 18, 2024, and may be subject to acceleration upon the occurrence of certain specific events. The Company is unconditionally obligated to redeem the instrument for cash, and the remuneration is payable regardless of whether dividends are declared.
Based on these contractual terms, the Company determined that Class A Preferred Shares represent a mandatorily redeemable financial instrument with an unconditional obligation to transfer assets. Accordingly, the instrument is classified as a financial liability in accordance with ASC 480 and was initially recognized at fair value, which approximated the liquidation amount at the time of issuance. The conversion features included in the agreement were assessed and determined not to be substantive. As a result, the instrument does not qualify for equity or mezzanine classification. After initial recognition, the liability is measured at amortized cost, with the fixed 10% annual return recognized as interest expense over the term of the instrument.
Prior to the amendment executed on October 18, 2024, the mandatory redemption date was October 21, 2025. The Company evaluated the amendment in accordance with ASC 470 and concluded that the changes in contractual cash flow did not meet the criteria for debt extinguishment. Accordingly, the amendment was accounted for as a modification of the existing liability.
On March 5, 2026, the Company repaid in full the entire outstanding principal balance under the Facility, including all capitalized interest accrued through the repayment date, resulting in the extinguishment of all obligations of the Company under the Facility as of such date.
The carrying amount of the Class A Preferred Shares liability as of March 31, 2026 and December 31, 2025 is summarized below:

	March 31, 2026	December 31, 2025
Opening balance	45,377	41,109

(+) Annual interest of 10% incurred	2,276	4,268
(-) Payments	(47,653)	-
Closing balance	-	45,377

SVRE Holdings Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2026 and December 31, 2025 and for the three-month periods ended March 31, 2026 and 2025
All amounts in thousands of U.S. dollars unless otherwise stated

8Private placement warrants liability
On December 29, 2022, the Company issued private placement warrants to Energy and Minerals Group (“EMG”) and Vision Blue Resources Limited (“VBR”) (collectively the "Investors") in connection with the US$ 150,000 equity investment. The Company agreed to issue and sell to each Investor the corresponding number of fully paid and nonassessable ordinary shares, without par value, of the Company at a price of US$ 0.01 per warrant, along with 844,285.46 and 584,285.54 warrants to each of the Investors, respectively, duly authorized, validly issued, and free from all liens.
On January 12, 2026, the Company entered into arrangements for interim funding under a cost overrun facility with certain shareholders (MVB Investment Holdings LLC, VB (Rare Earths) Limited, and EMG Fund V SVRE Holdings, LLC, collectively, the “Participants”) and OMF FUND III (F) Ltd.. The Participants funded US$18,000. In connection with the Participants’ funding, the Company issued 1,028,571 warrants to purchase ordinary shares at an exercise price of US$ 0.01 per share (342,857 warrants issued to each Participant based on equal funding), with quantities determined at one warrant per US$17.50 of principal amount funded, subject to the rounding mechanics in the warrant documentation.
As of March 31, 2026 and December 31, 2025, there were 2,457,145 and 1,428,571 warrants outstanding, respectively.
The warrants are subject to automatic exercise in full only upon the occurrence of a public offering, investor qualified sale or Company sale, each representing a Triggering Event. The warrants are not exercisable under any other circumstances. If no Triggering Event occurs, the warrants remain outstanding and do not provide the holders with any alternative exercise or settlement rights.
The warrants are classified as liabilities as they do not meet the criteria for equity classification. Accordingly, the warrant liabilities are measured at fair value, with changes in fair value recognized in the unaudited condensed consolidated statement of operations.
The fair value of the warrant liabilities is classified within Level 3 of the fair value hierarchy under ASC 820, Fair Value Measurements. The Company estimates the fair value of the warrants using Monte Carlo simulation model, which incorporates significant inputs such as the Company’s share price, expected volatility, risk-free interest rate, expected term, and the estimated probability of the Triggering Event.
The Company estimates the volatility of its common stock based on historical volatility of select peer companies that matches the expected remaining life of the warrants. The risk-free interest rate is based on the Brazilian Treasury zero-coupon yield curve on the grant date for a maturity like the expected remaining life of the warrants. Maturity is modelled probabilistically based on the timing of potential triggering events (Public Offering, Investor Qualified Sale, or Company Sale). To estimate the timing uncertainty, a Poisson distribution is applied, using cumulative probabilities derived from management’s estimates of trigger-event likelihood. Each simulation run captures both the uncertainty in event timing and its effect on warranty value, aligning the financial valuation with realistic business assumptions and market conditions.

SVRE Holdings Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2026 and December 31, 2025 and for the three-month periods ended March 31, 2026 and 2025
All amounts in thousands of U.S. dollars unless otherwise stated

	March 31, 2026	December 31, 2025
Spot price	US$ 9.08	US$ 9.08
Strike price	US$ 3.10	US$ 3.10
Free Risk Rate (year)	5.65%	5.57%
Volatility (year)	40.87%	41.11%

The table below presents a roll forward of the private placement warrant liability:

	March 31, 2026	December 31, 2025
Opening balance	8,625	973

(+) Additional warrants issued at fair value	6,212	-
(+/-) Fair value change in private placement warrants liability	4	7,652
Closing balance	14,841	8,625

SVRE Holdings Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2026 and December 31, 2025 and for the three-month periods ended March 31, 2026 and 2025
All amounts in thousands of U.S. dollars unless otherwise stated

9Financial income and expenses

	Three-month periods ended
	March 31, 2026	March 31, 2025
Financial income
Income from financial investments	175	1,057
Gain on fair value change in private placement warrants liability	-	-

Total financial income	175	1,057

Financial expenses
Loss on fair value change in private placement warrants liability	(6,216)	-
Interests on loans and financing	(3,599)	(172)
Tax on financial transactions
Interest and penalties on overdue amounts
Accretion expense - ARO	(346)	(92)
Other income (expense)	(1,036)	(449)

Total financial expenses	(11,197)	(713)

SVRE Holdings Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2026 and December 31, 2025 and for the three-month periods ended March 31, 2026 and 2025
All amounts in thousands of U.S. dollars unless otherwise stated

10Subsequent events
The Company has analyzed its operations subsequent to March 31, 2026, to June 1, 2026, the date these unaudited condensed consolidated interim financial statements were approved and issued, and has determined that it does not have any material subsequent events to disclose in these consolidated financial statements, except for the below:
Merger Agreement with USAR
On April 19, 2026, the Company entered into the Agreement and Plan of Merger (the "Merger Agreement") with USA Rare Earth, Inc. ("USAR"), Middlebury Merger Sub Ltd., an indirect wholly owned subsidiary of USAR ("Merger Sub") and Serra Verde Rare Earths Ltd., acting in the capacity of seller representative. Pursuant to the Merger Agreement, and subject to the satisfaction of customary closing conditions and receipt of required regulatory approvals, the Company will merge with and into Merger Sub, with Merger Sub surviving as a wholly owned subsidiary of USAR, which is expected to close in the third quarter of 2026.
The aggregate consideration to be received by the Company's shareholders at closing consists of (i) US$300,000 in cash and (ii) 126,849,307 common stocks of USAR. Based on USAR share price of US$19.95 as of April 17, 2026, the implied total transaction value is approximately US$2,600,000. Upon closing, the Company's shareholders will own approximately 34% of USAR on a pro forma basis. Completion of the Merger is subject to certain closing conditions.
Upon closing, all outstanding warrants will be automatically exercised and converted into ordinary shares immediately prior to the Merger. All outstanding RSUs and SARs, whether vested or unvested, will accelerate in full and be cancelled in exchange for a pro rata portion of the merger consideration. Stock options not subject to performance conditions will be similarly cancelled on a cashless basis for merger consideration, while performance-vesting options held by continuing service providers will be substituted with USAR RSUs subject to continued service vesting. The Company's equity incentive plan will be terminated at closing. No fractional shares will be issued.
The Merger Agreement contains customary reciprocal representations and warranties covering, among other matters, corporate organization, capitalization, financial statements, compliance with law, tax matters, and material contracts.
Offtake Agreement
On April 20, 2026, SV Management Switzerland AG (the "Seller"), a wholly owned subsidiary of the Company, entered into a long-term Offtake Agreement (the "Offtake Agreement") with US SIIE, LLC (the "Buyer"), a special purpose vehicle capitalized by various U.S. Government agencies, as well as private capital sources. The Offtake Agreement provides for the sale and purchase of 100% of Phase 1 production of separated rare earth products from the Company's mine and processing facility in Brazil (the "Facility"), comprising Neodymium (Nd), Praseodymium (Pr), Dysprosium (Dy), and Terbium (Tb) (collectively, the "Products"). The term of the Offtake Agreement will continue until the earlier to occur of: (i) the date the Seller has delivered the Products derived from 198,000,000 metric tons of run of mine ore; or (ii) the date that is 20 years after the Facility commences commercial operations. The terms of the Offtake

SVRE Holdings Ltd.
Notes to the unaudited condensed consolidated interim financial statements
As of March 31, 2026 and December 31, 2025 and for the three-month periods ended March 31, 2026 and 2025
All amounts in thousands of U.S. dollars unless otherwise stated
Agreement include guaranteed minimum floor prices for each of Neodymium, Praseodymium, Dysprosium and Terbium, as well as mechanisms for shared upside. The SPV intends to resale the products to entities who will separate and process the products for sale to companies serving all end markets and applications.